Exhibit 11(aa)

Amended and Restated Investment Management Services Agreement
Between College Retirement Equities Fund and
TIAA-CREF Investment Management, LLC

SCHEDULE B

2016 Reimbursement Rates

Annual Expense Deductions (as a percentage of average net assets)

For the period May 1, 2016 through April 30, 2017

Stock Account—All Classes	0.150%

Global Equities Account—All Classes	0.140%

Growth Account—All Classes	0.080%

Equity Index Account—All Classes	0.025%

Bond Market Account—All Classes	0.115%

Inflation-Linked Bond Account—All Classes	0.045%

Social Choice Account—All Classes	0.085%

Money Market Account—All Classes	0.040%

Date: Effective May 1, 2016 in accordance with prior approval by the CREF Board on March 24, 2016.